Filed pursuant to Rule 253(g)(2)

File No. 024-11815

This Supplement No. 1, dated July 10, 2023 (which we refer to as “this supplement”), supplements, and should be read in conjunction with, the offering circular (the “Offering Circular”), dated June 28, 2023, of Landa App 3, LLC, a Delaware series limited liability company (which we refer to as “we,” “us,” “our” or “our company”), as supplemented. The purpose of this supplement is to update certain lease information for the following Series (the “Updated Series”):

●	Landa App 3 LLC - 132 Cornelia Street Brooklyn NY LLC

LANDA APP 3 LLC

20 West 22nd Street, Suite 1411

New York, NY 10010

(646) 905-0931

Landa.app

CURRENT AND PREVIOUS SERIES OFFERINGS

The table below (the “Update Table”) shows key information related to the Updated Series and its underlying Property. The information in the Update Table supersedes any contrary previous information contained in the Master Series Table included in the Offering Circular, which can be found here; all other information in the Offering Circular is otherwise unchanged. In addition, please see the sections entitled “Description of the Properties” and “Use of Proceeds” included in the Offering Circular for more information regarding the Updated Series.

New Lease Agreement/Renewal

A lease agreement (the “Lease Agreement”) was entered into with a tenant on the terms set forth in the table below.

Series	Address	Lease Commencement Date	Monthly Rental Income (1)	Lease Expiration Date (2)
Landa App 3 LLC - 132 Cornelia Street Brooklyn NY LLC	132 Cornelia Street, Unit 2, Brooklyn New York 11221	July 1, 2023	$2,800	June 30, 2024

(1) The Monthly Rental Income reflects the monthly rental payment set forth in the Lease Agreement.

(2) After the Lease Expiration Date, the Lease Agreement will become a month-to-month lease, unless the tenant provides written notice at least thirty (30) days prior to the Lease Expiration Date of an intention to terminate the Lease Agreement.

The foregoing is a summary of the terms of the Lease Agreement for the Property set forth in the table above and does not purport to be a complete description of such terms. This summary is qualified in its entirety by reference to the Lease Agreement, a form of which is available here.